UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 23, 2010, announcing the Company's preliminary financial results for the quarter ended September 30, 2010.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2010 results and increased quarterly dividend of $0.36 per share

Hamilton, Bermuda, November 23, 2010. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended September 30, 2010.

Highlights

•	The Board of Directors declared a quarterly dividend of $0.36 per share. This is the third consecutive dividend increase in 2010.

•	Adjusted net income for the quarter was $36.7 million, or $0.46 per share, net of a $0.4 million gain on sale of assets and negative non-cash mark-to-market of interest rate swaps of $2.5 million.

•	Accrued profit share in the third quarter was $5.8 million, or $0.07 per share. Total accrued profit share for the first nine months of 2010 is $28.6 million and will be payable in March 2011.

•	In August and November 2010, the Company agreed to acquire five 57,000 dwt Supramax dry bulk carriers in combination with long-term time charters to an Asia-based logistics company.

•	In October 2010, the Company completed a $84.6 million offering of senior notes due 2014 in the Norwegian credit market.

•	In November 2010, the Company announced long-term time charters on four 34,000 dwt Handysize dry bulk carriers under construction in China. All newbuildings have now been chartered out.

Dividends and Results for the Quarter ended September 30, 2010

The Board of Directors has declared a quarterly cash dividend of $0.36 per share. The dividend will be paid on or about December 30, 2010 to shareholders of record as of December 8, 2010. The ex-dividend date will be December 6, 2010.

The profit share accrued in the third quarter was $5.8 million, or $0.07 per share, compared to $11.4 million, or $0.14 per share in the second quarter of 2010. The reduced profit share was caused by a softer tanker spot market in the third quarter.

Under US GAAP, the ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk carrier Golden Shadow are accounted for as 'investment in associate' using the 'equity method'. Our investment is a combination of intercompany loans and equity. In our Income Statement, the net contribution from these unconsolidated subsidiaries is recognized as a combination of 'interest income from associate' and 'results in associate'.

The Company reported total net operating revenues on a consolidated basis of $73.5 million, or $0.93 per share, in the third quarter of 2010. This number excludes charter hire classified as 'repayment of investments in finance lease', and also excludes substantial charter revenues earned by the assets classified as 'investment in associate'.

Reported net operating income for the quarter was $44.2 million, or $0.56 per share, and reported net income was $34.6 million, or $0.44 per share. Adjusted net income for the quarter was $36.7 million, or $0.46 per share, net of a $0.4 million gain on sale of assets and negative non-cash mark-to-market of derivatives of $2.5 million.

Financing and Capital Expenditure

As of September 30, 2010, the Company had $66.8 million of available cash. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $232 million. Including the dry bulk vessels we have agreed to acquire subsequent to quarter-end, the total gross remaining capital commitment was $293 million, with the following estimated payment schedule:

Dry bulk Container	4Q 2010 $95 mill. $14 mill.	2011 $146 mill. -	2012 $38 mill. -	Total $279 mill. $14 mill.
Gross investment	$109 mill.	$146 mill.	$38 mill.	$293 mill.

As of September 30, 2010, payments relating to newbuildings and acquisitions totaled $91 million, and these have been funded from our available cash. In October 2010, the Company took delivery of a newbuilding container vessel and a bulk carrier, and a second bulk carrier is scheduled to be delivered to the Company in the fourth quarter of 2010.

In October 2010, the Company completed an offering of a senior unsecured bond in the Norwegian credit market with maturity in April 2014. The total principle amount is NOK 500 million, or approximately $85 million. All payments are swapped to USD with a fixed interest rate of 5.32% p.a.

In November 2010, Ship Finance secured bank financing for two of the five recently announced Supramax bulk carrier acquisitions. The new loan will be approximately $54 million, or 80% of the purchase price of the vessels and will have a tenor of eight years. Ship Finance will only provide corporate guarantees for a limited part of the outstanding loan amount. Following this loan, the expected net capital expenditures in the fourth quarter is reduced to approximately $55 million.

The Company is also in discussions with financing institutions to secure financing for the ten newbuilding dry bulk vessels to be delivered in 2011 and 2012 and for the 1,700 teu container vessel delivered in the fourth quarter of 2010. The loan amount per vessel is expected to be above 70% of the contract price.

Business Update

As of September 30, 2010 and including subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 72 vessels and rigs was approximately $6.8 billion, with an average remaining charter term of 8.4 years, or 11.7 years if weighted by charter revenue. Some of our charters include purchase options that, if exercised, would reduce the fixed charter backlog and average remaining charter term.

The single-hull VLCC Front Sabang was announced sold on hire-purchase terms in 2008 and with final delivery to the buyer scheduled in 2011. Ship Finance and the buyer agreed to terminate the agreement in September 2010 and Ship Finance received the balance of the lease in the third quarter. The Company recognized a gain of sale of vessels of approximately $0.4 million in connection with this transaction.

Our newbuilding 1,700 teu container vessel, SFL Avon, was delivered from the shipyard in October 2010 and was chartered to a major container liner on a six-month time charter with a net charter rate of approximately $8,100 per day with an option to extend the charter for another six months at a higher rate.

Ship Finance has agreed to acquire five 57,000 dwt Supramax dry bulk carriers built in China. The total acquisition price is approximately $161 million. The vessels include one 2009-built vessel which was delivered to the Company in October 2010 and four newbuildings with estimated delivery to the Company from the fourth quarter 2010 to the third quarter 2011.

Concurrently with the bulker acquisitions, the Company has secured long-term time charters for the vessels to Glovis Co. Ltd. ("Glovis"), an investment-grade Korean logistics company with a market capitalization of more than $5 billion. The average charter period is more than nine years and the average net charter rate is approximately $16,800 per day per vessel. The charters increase Ship Finance's fixed-rate charter backlog with approximately $279 million and there are no purchase options attached.

In November 2010, we announced agreements to charter four newbuilding Handysize drybulk carriers to a large, privately-owned Chinese industrial conglomerate at a net rate of approximately $14,000 per vessel per day.  The five-year charters commence upon the delivery of each vessel from the shipyard, which we expect to take between the third quarter of 2011 and the first quarter of 2012, adding approximately $101 million to our fixed-rate charter backlog. Following these charters the Company has secured charters on all newbuildings.

In November 2010, the Company announced that Golden Ocean Group Limited ("Golden Ocean") has exercised a purchase option for the 1997-built Panamax dry bulk carrier Golden Shadow in combination with a sale of the vessel to an unrelated third party. The vessel sale is expected to be concluded in December 2010, with sales price of approximately $21.5 million pursuant to the option agreement. Net cash proceeds to the Company will be approximately $4.5 million after prepayment of related financing. The sale is not expected to have a material book gain/loss on sale of assets.

On all 31 double-hull vessels on long-term contracts to Frontline Ltd. ("Frontline"), Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the charters commenced almost seven years ago.

The spot tanker market rates declined in the third quarter and remained at low levels in October and the early part of November 2010. Despite the challenging market environment in the third quarter, a profit share contribution of $5.8 million was generated. The profit sharing agreement with Frontline has generated more than $500 million of incremental revenues for Ship Finance since January 2004.

The Company's four drilling units are all on long-term fixed-rate bareboat contracts to Seadrill Limited ("Seadrill"), and generated approximately $95.2 million of combined charter revenues in the third quarter. Three of these assets are classified as 'investment in associate'. Seadrill has sub-chartered all our drilling units to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance also owns several other vessels, including offshore support vessels, container vessels and dry bulk vessels. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term fixed-rate contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Corporate and Other Matters

Shareholders will not have the option to receive their dividends from the Company in the form of newly issued common shares this quarter. However, shareholders who would like to reinvest their cash dividend in additional shares are encouraged to sign up for our Dividend Reinvestment Plan with our transfer agent BNY Mellon. A link is available at the Company's website: www.shipfinance.org

In November 2010, the Company announced, subject to market conditions, a potential offering of $400 million of senior unsecured notes due 2020. The Company launched the offering to opportunistically capitalize upon the strong market conditions in the debt capital markets by refinancing its existing 8.5% Senior Notes early.

The offering was later suspended due to weakening market conditions in the debt capital markets. There is still more than three years remaining until the existing senior notes are due and the Company currently has the option to call the Senior Notes on 30-day notice at 101.417%, reducing to 100% in December, 2011 and thereafter.

Strategy and Outlook

When the Company was initiated in January 2004, our portfolio consisted of 47 vessels operating in the crude oil market. The aggregate fixed-rate charter backlog was approximately $4.8 billion, and all the vessels were chartered to Frontline. Over the last 6-7 years, the Company has grown significantly and transformed the portfolio. Ship Finance currently owns 72 vessels and drilling rigs across seven sectors in our four core market segments. We have 13 customers and the aggregate fixed-rate charter backlog stands at approximately $6.8 billion.

The long-term strategy of the Company is to continue building the asset portfolio with high-quality counterparties, diversified across our key market segments.  The recent acquisition of five 57,000dwt Supramax bulk carriers chartered to Glovis illustrates this, where we announced three vessels in August 2010, and followed up with another two vessels in November.

The management is committed to continue the conservative profile of the Company and charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. All our newbuildings are now chartered out, and our diversified and extensive charter portfolio with approximately 12 years average remaining weighted charter coverage provides the Company with a robust business platform, and supports a predictable long-term distribution capacity.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 23, 2010
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2010 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $	Sept, 30	Sept, 30	Sept, 30	Sept, 30	2009
except per share data)	2010	2009	2010	2009	(audited)

Charter revenues - operating lease	17,468	17,681	52,715	54,249	71,881
Charter revenues - finance lease	82,333	97,635	301,612	315,474	450,707
Revenues classified as Repayment of investment in finance leases	(32,116)	(39,868)	(146,017)	(131,885)	(210,386)
Profit share income	5,839	4,768	28,584	27,270	33,018
Total operating revenues	73,524	80,216	236,894	265,108	345,220
Gain / (loss) on sale of assets	416	19	28,104	19	24,721

Vessel operating expenses	(19,606)	(22,404)	(60,424)	(69,488)	(91,494)
Administrative expenses	(1,628)	(4,072)	(6,875)	(9,190)	(12,191)
Depreciation	(8,519)	(7,615)	(24,559)	(22,598)	(30,236)
Vessel impairment adjustments	-	-	-	(26,756)	(26,756)

Total operating expenses	(29,753)	(34,091)	(91,858)	(128,032)	(160,677)

Operating income	44,187	46,144	173,140	137,095	209,264

Results in associate(1)	2,455	18,250	38,695	57,629	75,629
Interest income from associate(I)	14,682	-	14,682	-	-

Interest income, other	975	28	1,375	176	240
Interest expense	(24,875)	(27,976)	(76,101)	(89,810)	(117,075)
Other financial items	(274)	(172)	(1,035)	(1,418)	(1,625)
Impairment adjustment to investment	-	-	-	(7,110)	(7,110)
Mark to Market of Derivatives	(2,521)	(2,308)	(15,610)	11,002	12,675
Gain on re-purchase of Company Bonds	-	-	47	22,601	20,600
Taxes	-	-	-	-	-
Net income	34,629	33,966	135,193	130,165	192,598

Basic earnings per share ($)	0.44	0.44	1.71	1.76	2.59

Weighted average number of shares	79,125,000	77,237,117	79,032,992	74,143,867	74,399,126
Common shares outstanding	79,125,000	77,277,778	79,125,000	77,277,778	78,194,699

(1)
Three of our subsidiaries, owning four of our units are accounted for as 'Investment in associate'. The contribution from these subsidiaries is reflected  in our consolidated Income Statement as a combination of 'Results in associate' and  'Interest income from associate'

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2010 REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	Sept, 30 2010	Sept, 30 2009	Dec 31, 2009 (audited)
ASSETS
Short term
Cash and cash equivalents	66,812	92,854	84,186
Restricted cash	5,601	4,914	4,101
Amount due from related parties	28,329	24,773	33,861
Other current assets	119,861	156,426	143,109

Long term
Newbuildings and vessel deposits	94,310	93,606	71,047
Vessels and equipment, net	602,155	564,221	556,607
Investment in finance leases	1,500,827	1,633,922	1,653,826
Investment in associate(1)	84,315	439,383	444,435
Amount due from related parties, long term(1)	338,462	-	-
Deferred charges	15,214	11,208	7,927
Other long-term assets	2,968	2,348	2,329

Total assets	2,858,854	3,023,655	3,001,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	217,182	269,061	292,541
Other current liabilities	24,783	33,815	26,920
Amount due to related parties	200	26,573	422

Long term
Long term interest bearing debt	1,718,366	1,915,922	1,843,409
Other long term liabilities	107,732	102,187	88,808
Stockholders' equity(2)	790,591	676,097	749,328

Total liabilities and stockholders' equity	2,858,854	3,023,655	3,001,428

(1)
Three of our subsidiaries, owning four of our units, are accounted for as 'Investments in associate'. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of September 30, 2010, 'Stockholders' equity' excludes $184.1 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2010 REPORT (UNAUDITED)

STATEMENT OF CASH FLOWS	Three months ended		Nine months ended		Full year
(in thousands of $)	Sept, 30 2010	Sept, 30 2009	Sept, 30 2010	Sept, 30 2009	2009 (audited)
OPERATING ACTIVITIES
Net income	34,629	33,966	135,193	130,165	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	8,768	8,706	26,349	24,663	32,860
Asset impairment adjustments	-	-	-	33,866	33,866
Adjustment of financial derivatives to market value	2,521	2,308	15,610	(11,002)	(12,675)
Gain on sale of assets	(416)	(19)	(28,104)	(19)	(24,721)
Result in associate	(2,455)	(18,250)	(38,695)	(57,629)	(75,629)
Stock based compensation	(277)	417	752	967	1,392
Gain on re-purchase of Company Bonds	-	-	(47)	(22,601)	(20,600)
Other	(9)	(109)	(254)	(412)	(476)
Change in operating assets and liabilities	(6,335)	4,157	28,755	15,025	(1,093)
Net cash provided by operating activities	36,426	31,176	139,559	113,023	125,522

INVESTING ACTIVITIES
Repayment of investments in finance leases	31,861	39,612	145,264	131,128	209,368
Restricted cash released/(placed)	(1,500)	(4,101)	(1,500)	55,189	56,002
Proceeds from sale of vessel/new buildings	10,202	151,620	39,500	151,620	163,086
Net investment in newbuildings and vessel deposits	(23,114)	(4,689)	(92,121)	(23,695)	(71,468)
Cash received from/(Investment in) associates(l)	4,268	18,440	38,045	49,300	68,000
Other assets / investments	(5)	(662)	(643)	(916)	(920)
Net cash (used in) provided by investing activities	21,712	200,220	128,545	362,626	424,068

FINANCING ACTIVITIES
Proceeds from long and short term debt	32,760	-	842,960	134,500	134,500
Expenses paid in connection with securing finance	(387)	(323)	(11,317)	(752)	(752)
Repayment of long and short term debt	(50,590)	(188,195)	(1,013,861)	(370,526)	(446,061)
Re-purchase of Company bonds	-	-	(2,918)	(125,405)	(125,405)
Cash settlement of derivatives	-	-	(11,592)	(18,285)	(14,666)
Cash received from share issue	-	-	-	16,454	16,472
Cash dividends paid	(27,694)	(11,391)	(88,750)	(64,856)	(75,567)
Net cash provided by (used in) financing activities	(45,911)	(199,909)	(285,478)	(428,870)	(511,479)

Net (decrease) increase in cash and cash equivalents	12,227	31,487	(17,374)	46,779	38,111
Cash and cash equivalents at start of period	54,585	61,367	84,186	46,075	46,075
Cash and cash equivalents at end of period	66,812	92,854	66,812	92,854	84,186

(1)
Three of our subsidiaries, owning four of our units, are accounted for as 'Investments in associate'. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2010 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited, SFL Deepwater Ltd and Front Shadow Inc. are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2010

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	31,851	59,728	784	92,363
Revenues classified as Repayment of investment in finance leases	(18,921)	(38,934)	(482)	(58,337)
Total operating expenses	-	-	-	-
Interest expense, related party(1)	(4,894)	(9,788)	-	(14,682)
Interest expense, other	(7,762)	(8,946)	(46)	(16,754)
Other items	(60)	(75)	-	(135)
Net income(2)	214	1,985	256	2,455

(1)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate'
(2)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of September 30, 2010

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Cash and cash equivalents	-	-	300	300
Investment in finance leases	708,689	1,435,928	22,053	2,166,670
Other assets	12,917	31,719	57	44,693
Total assets	721,606	1,467,647	22,410	2,211,663

Short term and current portion of long term interest bearing debt	75,000	162,917	2,060	239,977
Other current liabilities	4,668	8,036	1,729	14,433

Long term interest bearing debt	489,521	975,958	12,400	1,477,879
Amounts due to related party, long term(1)	105,450	233,012	-	338,462
Other long term liabilities	33,990	21,734	2,600	58,324

Stockholders equity(2)	12,977	65,990	3,621	82,588

Total liabilities and stockholders' equity	721,606	1,467,647	22,410	2,211,663

(1)	'Amounts due to related party, long term' from these subsidiaries appears in the Company's consolidated balance sheet as 'Amounts due from related party, long term'
(2)	'Stockholder's equity' from these subsidiaries, adjusted for current account balance for Front Shadow Inc., appears in the Company's consolidated balance sheet as 'Investment in associate'.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 24, 2010

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS